Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 2, 2018

Mara L. Ransom U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Atlantic Acquisition Corp.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed June 15, 2018

File No. 001-38180

Dear Ms. Ransom:

On behalf of our client, Atlantic Acquisition Corp. (the “Company”), we hereby provide a response to the oral comment provided on June 28, 2018 (the “Staff’s Comment”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Staff requested information about how the Company calculated equivalent pro-forma earnings per share and requested that disclosure about equivalent pro-forma book value per share be added to the disclosure.

Calculation for equivalent pro forma net earnings per share

Prior to January 1, 2018, some of HF Group’s subsidiaries have elected under the Internal Revenue Code to be S corporations and some were formed as partnerships. As of January 1, 2018, all of these entities have been converted to C corporations and will be subject to regular corporate income tax rates going forward.

Equivalent pro forma net earnings per share for HF Group was calculated by multiplying the share exchange ratio between Atlantic and HF Group (approximately 1/200=100,000/19,969,833) by pro forma income per share of HF Group after considering adjustments reflecting income tax expenses as if such entities were taxed as a C Corporation (the adjustment for the three months ended March 31, 2018 is 0).

Equivalent pro forma net earnings per share for HF Group for three months ended March 31, 2018=1/200 (share exchange ratio) * $13.48 (equal to the historical income per share of HF Group (which does not include any adjustments for taxes as the entities were already converted to “C” Corporations)) = $0.07.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

July 2, 2018 Page 2

Equivalent pro forma net earnings per share for HF Group for the year ended December 31, 2017=1/200(share exchange ratio) * $62.06 (pro forma income per share of HF Group with tax adjustment for C Corporation, which equals $9,646,071 of net income, less $3,439,857 of tax adjustment, and then divided by 100,000 of HF Group’s historical outstanding shares) = $0.31.

The numbers and explanation notes on page 63, 64, 67 and 68 were revised accordingly and are reproduced as Exhibit A attached hereto.

Equivalent pro forma book value per share

Equivalent pro forma book value per share of HF Group was calculated by multiplying the share exchange ratio between Atlantic and HF Group (approximately 1/200) by pro forma book value per share of HF Group.

Equivalent pro forma book value per share for HF Group as of March 31, 2018=1/200(share exchange ratio) * $269.75 (equals to historical book value per share of HF Group) = $1.35.

The numbers and explanation notes on page 64 and 66 were revised accordingly and are reproduced as Exhibit A attached hereto.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

Exhibit A

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

	Atlantic Acquisition Corp. Historical		HF Group Holding Corporation Historical		(1) Pro Forma Unaudited, Combined Assuming Maximum Conversion		(2) Pro Forma Unaudited, Combined Assuming No Conversion
Three Months ended March 31, 2018
Net revenue		$—		$74,580,771		$74,580,771	$74,580,771
Gross profit		$—		$12,104,066		$12,104,066	$12,104,066
Net (Loss) income attributable to common stock holders		$(118,230)		$1,347,950		$1,229,720	$1,328,779
Net (loss) income per share - basic and diluted		$(0.06)		13.48		$0.05	$0.05
Equivalent pro forma earnings per share – basic and diluted (1)				0.07

Year ended December 31, 2017
Net revenue		$—		$295,549,980		$295,549,980	$295,549,980
Gross profit		$—		$43,934,967		$43,934,967	$43,934,967
Net (Loss) income attributable to common stock holders		$(75,729)		$9,646,071		$9,570,342	$9,700,985
Net (loss) income per share - basic and diluted		$(0.06)		96.46		$0.43	$0.37
Equivalent pro forma earnings per share – basic and diluted (1)	$		$	*0.31	$

As of March 31, 2018
Cash		$444,634		$5,864,289		$10,355,753	$50,120,928
Total assets		$45,922,722		$79,815,826		$84,367,123	$124,132,298
Total liabilities		$1,157,546		$51,801,239		$51,852,535	$51,852,535
Total shareholders’ equity		$5,000,001		$28,014,587		$32,514,588	$72,279,763

(1)	Prior to January 1, 2018, some of HF Group’s subsidiaries have elected under the Internal Revenue Code to be S corporations and some were formed as partnerships. As of January 1, 2018, all of these entities have been converted to C corporations and will be subject to regular corporate income tax rates going forward. Equivalent pro forma net earnings per share for HF Group was calculated with multiplying the share exchange ratio between Atlantic and HF Group (approximately 1/200) by pro forma income per share of HF Group after considering adjustments reflecting income tax expenses as if such entities were taxed as a C Corporation (the adjustment for the three months ended March 31, 2018 is 0).

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

COMPARATIVE PER SHARE DATA

	Atlantic Acquisition Corp. Historical		HF Group Holding Corporation Historical	(1) Pro Forma Unaudited, Combined Assuming Maximum Conversion		(2) Pro Forma Unaudited, Combined Assuming No Conversion

Three Months ended March 31, 2018
Net (Loss) income attributable to common stock holders		$(118,230)	$1,347,950		$1,229,720	$1,328,779
Weighted Average Shares Outstanding — Basic and Diluted		1,996,450	100,000		22,442,908	26,318,955
(Loss) Income or Pro Forma Earnings Per Share – Basic and Diluted		$(0.06)	13.48		$0.05	$0.05
Equivalent pro forma earnings per share – basic and diluted (1)			0.07

Year ended December 31, 2017
Net (Loss) income attributable to common stock holders		$(75,729)	$9,646,071		$9,570,342	$9,700,985
Weighted Average Shares Outstanding — Basic and Diluted		1,368,301	100,000		22,434,295	26,318,955
(Loss) Income or Pro Forma Earnings Per Share – Basic and Diluted		$(0.06)	$96.46		$0.43	$0.37
Equivalent Pro Forma Earnings Per Share – Basic and Diluted (1)	$		$0.31	$

As of March 31, 2018
Shares Outstanding as of March 31, 2018		1,996,450	100,000		22,442,908	26,318,955
Book Value Per Share or Pro Forma Book Value Per Share (2)		$2.50	$269.75		$1.45	$2.75
Equivalent Pro Forma Book Value Per Share as of March 31, 2018(2) (3)			1.35

(1)	Prior to January 1, 2018, some of HF Group’s subsidiaries have elected under the Internal Revenue Code to be S corporations and some were formed as partnerships. As of January 1, 2018, all of these entities have been converted to C corporations and will be subject to regular corporate income tax rates going forward. Equivalent pro forma net earnings per share of HF Group was calculated with multiplying the share exchange ratio between Atlantic and HF Group (approximately 1/200) by pro forma income per share of HF Group after considering adjustments reflecting income tax expenses as if such entities were taxed as a C Corporation (the adjustment for the three months ended March 31, 2018 is 0).
(2)	The equity of noncontrolling interest was excluded from the calculation of book value per share related to HF Group Holding Corporation and pro forma book value per share after merger because it was not attributable to the common stockholders of HF Group Holding Corporation before the business combination and will not be attributable to HF Foods Group Inc. (formerly Atlantic Acquisition Corp.) after the business combination, but will be attributable to the minority shareholders of one of the Group’s subsidiaries.
(3)	Equivalent pro forma book value per share of HF Group was calculated with multiplying the share exchange ratio between Atlantic and HF Group (approximately 1/200) by pro forma book value per share of HF Group.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

HF Foods Group Inc.

(formerly Atlantic Acquisition Corp.)

Pro Forma Condensed Combined Balance Sheet

As of March 31, 2018

(Unaudited)

	Atlantic Acquisition Corp. Historical Audited	HF Group Holding Corporation Historical Audited	Adjustment for Merger Assuming Conversion		(1) Pro Forma Assuming Conversion	Adjustment for Merger Assuming No Conversion		(2) Pro Forma Assuming No Conversion
ASSET
Current assets:
Cash	$444,634	$5,864,289	$45,418,255	(a)	$10,355,753	$45,418,255	(a)	$50,120,928
			(39,765,175	)(b)		(1,106,250	)(f)
			(1,106,250	)(f)		(500,000	)(g)
			(500,000	)(g)
Accounts receivable, net	—	15,373,300	—		15,373,300	—		15,373,300
Accounts receivable - related parties, net	—	1,535,647	—		1,535,647	—		1,535,647
Inventories, net	—	22,411,921	—		22,411,921	—		22,411,921
Advances to suppliers, net	—	495,118	—		495,118	—		495,118
Advances to suppliers - related parties, net	—	2,377,471	—		2,377,471	—		2,377,471
Other current assets	59,833	383,671	—		443,504	—		443,504
Total current assets	504,467	48,441,417	4,046,830		52,992,714	43,812,005		92,757,889
Property and equipment, net	—	22,563,065	—		22,563,065	—		22,563,065
Long-term notes receivables	—	2,112,477	—		2,112,477	—		2,112,477
Long-term notes receivables - related parties	—	6,618,472	—		6,618,472	—		6,618,472
Other long-term assets	—	80,395	—		80,395	—		80,395
Cash and investments held in trust account	45,418,255	—	(45,418,255	)(a)	—	(45,418,255	)(a)	—
Total assets	$45,922,722	$79,815,826	$(41,371,425)		$84,367,123	$(1,606,250)		$124,132,298

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Lines of credit	$—	$11,194,146	$—		$11,194,146	$—		$11,194,146
Accounts payable	30,034	18,504,323			18,534,357			18,534,357
Accounts payable - related parties	—	3,158,647	—		3,158,647	—		3,158,647
Advance from customers	—	42,221	—		42,221	—		42,221
Advance from customers - related parties	—	154,143	—		154,143	—		154,143
Current portion of long-term debt, net	—	1,330,746	—		1,330,746	—		1,330,746
Current portion of obligations under capital leases	—	434,003	—		434,003	—		434,003
Income tax payable	—	1,019,293	—		1,019,293	—		1,019,293
Shareholder distribution payable	—	958,174	—		958,174	—		958,174
Deferred underwriting compensation	1,106,250	—	(1,106,250	)(f)	—	(1,106,250	)(f)	—
Accrued expense and other current liabilities	21,262	515,937	—		537,199	—		537,199
Total current liabilities	1,157,546	37,311,633	(1,106,250)		37,362,929	(1,106,250)		37,362,929
Long-term debt	—	14,041,019	—		14,041,019	—		14,041,019
Obligations under capital leases, non-current	—	15,771	—		15,771	—		15,771
Deferred tax liabilities	—	432,816	—		432,816	—		432,816
Total liabilities	1,157,546	51,801,239	(1,106,250)		51,852,535	(1,106,250)		51,852,535

Commitments and contingencies
Redeemable common stock	39,765,175	—	(39,765,175	)(b)	—	(39,765,175	)(b)	—
Stockholder’s equity
Preferred Stock	—	—	—		—	—		—
Common stock	200	—	1,997	(d)	2,244	388	(b)	2,632
			48	(e)		1,997	(d)
						48	(e)
Additional paid-in capital	4,964,758	21,551,700	35,043	(c)	26,049,457	39,764,787	(b)	65,814,244
			(1,997	)(d)		35,043	(c)
			(48	)(e)		(1,997	)(d)
			(500,000	)(g)		(48	)(e)
						(500,000	)(g)
Retained earnings	35,043	5,423,074	(35,043	)(c)	5,423,074	(35,043	)(c)	5,423,074
Noncontrolling interest	—	1,039,813	—		1,039,813	—		1,039,813
Total stockholders’ equity	5,000,001	28,014,587	(500,000)		32,514,588	39,265,175		72,279,763
Total liabilities and stockholder’s equity	$45,922,722	$79,815,826	$(41,371,425)		$84,367,123	$(1,606,250)		$124,132,298

Shares Outstanding as of March 31, 2018	1,996,450	100,000			22,442,908			26,318,955
Book Value Per Share or Pro Forma Book Value Per Share as of March 31, 2018(1)	$2.50	$269.75			$1.45			$2.75
Equivalent Pro Forma Book Value Per Share as of March 31, 2018(2)		1.35

(1)	The equity of noncontrolling interest was excluded from the calculation of book value per share related to HF Group Holding Corporation and pro forma book value per share after merger because it was not attributable to the common stockholders of HF Group Holding Corporation before the business combination and will not be attributable to HF Foods Group Inc. (formerly Atlantic Acquisition Corp.) after the business combination, but will be attributable to the minority shareholders of one of the Group’s subsidiaries.
(2)	Equivalent pro forma book value per share of HF Group was calculated with multiplying the share exchange ratio between Atlantic and HF Group (approximately 1/200) by pro forma book value per share of HF Group.

HF Foods Group Inc.

(formerly Atlantic Acquisition Corp.)

Pro Forma Condensed Combined Income Statement

For the Three Months ended March 31, 2018

(Unaudited)

	Atlantic Acquisition Corp. Historical Audited	HF Group Holding Corporation Historical Audited	Adjustment for Merger Assuming Maximum Conversion	(1) Pro Forma Combined Conversion	Adjustment for Merger Assuming No Conversion		(2) Pro Forma Combined No Conversion
Net revenue - third parties	$—	$69,875,910	$—	$69,875,910	$—		$69,875,910
Net revenue - related parties	—	4,704,861	—	4,704,861	—		4,704,861
Total net revenue	—	74,580,771	—	74,580,771	—		74,580,771
Cost of revenue	—	62,476,705	—	62,476,705	—		62,476,705
Gross profit	—	12,104,066	—	12,104,066	—		12,104,066
Distribution, selling and administrative expenses	153,521	10,072,612	—	10,226,133	—		10,226,133
Income from operations	(153,521)	2,031,454	—	1,877,933	—		1,877,933
Interest income	134,350	6,875	—	141,225	—		141,225
Interest expenses and bank charges	—	(405,563)	—	(405,563)	—		(405,563)
Other income	—	257,190	—	257,190	—		257,190
Income before income tax provision	(19,171)	1,889,956	—	1,870,785	—		1,870,785
Income tax provision	—	503,481	—	503,481	—		503,481
Net income	$(19,171)	$1,386,475	$—	$1,367,304	$—		$1,367,304
Less: income attributable to common stock subject to redemption	99,059	—	—	99,059	(99,059	)(h)	—
Less: net income attributable to noncontrolling interest	—	38,525	—	38,525	—		38,525
Net income (loss) attributable to common stockholders	$(118,230)	$1,347,950	$—	$1,229,720	$99,059		$1,328,779
Weighted Average Shares Outstanding — Basic and Diluted	1,996,450	100,000		22,442,908			26,318,955
(Loss) Income or Pro Forma Earnings Per Share – Basic and Diluted	$(0.06)	$13.48		$0.05			$0.05
(Loss) Income or Equivalent Pro Forma Earnings Per Share – Basic and Diluted (1)		0.07

(1)	Prior to January 1, 2018, some of HF Group’s subsidiaries have elected under the Internal Revenue Code to be S corporations and some were formed as partnerships. As of January 1, 2018, all of these entities have been converted to C corporations and will be subject to regular corporate income tax rates going forward. Equivalent pro forma net earnings per share of HF Group was calculated with multiplying the share exchange ratio between Atlantic and HF Group (approximately 1/200) by pro forma income per share of HF Group after considering adjustment reflecting income tax expenses as if such entities were taxed as a C Corporation (the adjustment for the three months ended March 31, 2018 is 0).

HF Foods Group Inc.

(formerly Atlantic Acquisition Corp.)

Pro Forma Condensed Combined Income Statement

For the Year ended December 31, 2017

(Unaudited)

	Atlantic Acquisition Corp. Historical Audited		HF Group Holdings Corporation Historical Audited	Adjustment for Merger Assuming Maximum Conversion	(1) Pro Forma Unaudited, Combined Assuming Maximum Conversion		Adjustment for Merger Assuming No Conversion		(2) Pro Forma Unaudited, Combined Assuming No Conversion
Net revenue - third parties		$—	$277,100,116	$—		$277,100,116	$—			$277,100,116
Net revenue - related parties		—	18,449,864	—		18,449,864	—			18,449,864
Total net revenue		—	295,549,980	—		295,549,980	—			295,549,980
Cost of revenue		—	251,615,013	—		251,615,013	—			251,615,013
Gross profit		—	43,934,967	—		43,934,967	—			43,934,967
Distribution, selling and administrative expenses		128,271	32,924,877	—		33,053,148	—			33,053,148
Income from operations		(128,271)	11,010,090	—		10,881,819	—			10,881,819
Interest income		183,185	21,105	—		204,290	—			204,290
Interest expenses and bank charges		—	(1,339,897)	—		(1,339,897)	—			(1,339,897)
Other income		—	1,010,038	—		1,010,038	—			1,010,038
Income before income tax provision		54,914	10,701,336	—		10,756,250	—			10,756,250
Income tax provision		—	623,266	—		623,266	—			623,266
Net income		$54,914	$10,078,070	$—		$10,132,984	$—			$10,132,984
Less: income attributable to common stock subject to redemption		130,643	—	—		130,643	(130,643	)(h)		—
Less: net income attributable to noncontrolling interest		—	431,999	—		431,999	—			431,999
Net income (loss) attributable to common stockholders		$(75,729)	$9,646,071	$—		$9,570,342	$130,643			$9,700,985
Net income		$54,914	$10,078,070	$—		$10,132,984	$—			$10,132,984
Less: pro forma adjustment to reflect income tax expenses if taxed under C Corporation (1)		—	3,439,857	—		3,439,857	—			3,439,857
Less: income attributable to common stock subject to redemption		130,643	—	—		130,643	(130,643	)(h)		—
Less: net income attributable to noncontrolling interest		—	431,999	—		431,999	—			431,999
Net income (loss) used to compute equivalent pro forma net earnings per share		$(75,729)	$6,206,214	$—		$6,130,485	$130,643			$6,261,128
Weighted Average Shares Outstanding — Basic and Diluted		1,368,301	100,000			22,434,295				26,318,955
(Loss) Income or Pro Forma Earnings Per Share – Basic and Diluted		$(0.06)	$96.46			$0.43				$0.37
Equivalent Pro Forma Earnings Per Share – Basic and Diluted (1)	$		$0.31		$				$

(1)	Prior to January 1, 2018, some of HF Group’s subsidiaries have elected under the Internal Revenue Code to be S corporations and some were formed as partnerships. As of January 1, 2018, all of these entities have been converted to C corporations and will be subject to regular corporate income tax rates going forward. Equivalent pro forma net earnings per share of HF Group was calculated with multiplying the share exchange ratio between Atlantic and HF Group (approximately 1/200) by pro forma income per share of HF Group after considering adjustment reflecting income tax expenses as if such entities were taxed as a C Corporation.